Exhibit (d)

COMPROMISE AND STANDSTILL AGREEMENT

This Compromise and Standstill Agreement (the "Agreement") is made and entered into effective as of June 28, 2016 by and between The New Ireland Fund, Inc. ("IRL") and Karpus Management, Inc. d/b/a Karpus Investment Management, each of its principals, officers, directors and present or future affiliates and any entities and accounts that any such person manages or controls directly or indirectly, or with respect to which such person exercises voting discretion, whether such entities or accounts now exist or are organized in the future (collectively, "Karpus" and together with IRL, the "Parties").

WHEREAS, IRL is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act");

WHEREAS, Karpus is the beneficial owner of shares of common stock of IRL; and

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the Parties hereto agree as follows:

1. IRL Obligations. IRL agrees, contingent upon Karpus' mutual acceptance of the terms of this Agreement, to the following measures:

a. Within 20 days after the date of this Agreement, IRL shall file with the Securities and Exchange Commission (the "SEC") an application for an exemptive order from the SEC under Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act to permit "affiliated persons" (as defined in the 1940 Act) of IRL to participate in the In-Kind Tender Offer (as defined below) (the "Exemptive Order").

b. As soon as commercially practicable, but in any event within 15 days after receipt of the Exemptive Order, IRL shall commence a "modified Dutch auction" tender offer to enable it to purchase 25% of its outstanding shares of common stock or such lesser number of shares of common stock that are properly tendered and not withdrawn (the "In-Kind Tender Offer"). The In-Kind Tender Offer shall include the following terms: (i) stockholders shall have the opportunity to tender some or all of their shares of common stock at a price within a range of 95% to 97% of IRL's net asset value per share ("NAV") as determined as of the close of the regular trading session of the New York Stock Exchange on the next day the NAV is calculated after the expiration date of the In-Kind Tender Offer or, if the In-Kind Tender Offer is extended, on the next day the NAV is calculated after the day to which the In-Kind Tender Offer is extended (the "Range"), in increments of 0.5%, (ii) IRL shall determine the lowest per share price within the Range (the "Determined Share Price") that would enable it to purchase 25% of the shares of common stock outstanding as of the date thereof (the "Maximum Amount"), or such lesser number of shares of common stock that are properly tendered and not withdrawn, based on the number of shares of common stock tendered and the prices specified by tendering shareholders, (iii) only shares properly tendered and not withdrawn at prices at or below the Determined Share Price will be eligible for purchase in the In-Kind Tender Offer, (iv) IRL shall purchase shares of common stock tendered and not withdrawn at the Determined Share Price on a prorated basis up to the Maximum Amount if greater than the Maximum Amount of shares of common stock are properly tendered and not properly withdrawn, and (v) the consideration to be paid by IRL for shares of common stock under the In-Kind Tender Offer shall consist of a pro rata portion of each of the securities (other than (1) securities that are not traded on a public securities market or for which quoted bid and asked prices are not available, (2) securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended, (3) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local rules and regulations, (4) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the asset, and (5) such other portfolio assets as shall be excluded by the terms of the Exemptive Order) held in IRL's investment portfolio (the "Portfolio Securities"), subject to adjustment for fractional shares and Small Lots (as defined below) of Portfolio Securities, and cash held in the Fund's investment portfolio at the close of business on the expiration date of the In-Kind Tender Offer period.

c. To avoid the potential burden on IRL's stockholders resulting from receiving an amount of Portfolio Securities which, if sold by a stockholder, would result in the stockholder having paid brokerage commissions in connection with the sale of such Portfolio Securities constituting a significant percentage of the proceeds of such sale of Portfolio Securities, IRL will pay cash with respect to each Portfolio Security as to which a stockholder would receive a distribution fewer than 10 shares (a "Small Lot") of that Portfolio Security.

d. If the Exemptive Order is denied by the SEC, the application for the Exemptive Order is withdrawn by IRL or if the Exemptive Order is not granted on or prior to the nine month anniversary of the date hereof, then IRL shall, as soon as commercially practicable, but in any event within 15 days after such denial, withdrawal or nine month anniversary, commence a tender offer to enable it to purchase for cash 30% of its outstanding shares of common stock or such lesser number of shares of common stock that are properly tendered and not withdrawn (the "Cash Tender Offer") at a price equal to at least 98% of NAV as determined as of the close of the regular trading session of the New York Stock Exchange on the next day the NAV is calculated after the expiration date of the Cash Tender Offer or, if the Cash Tender Offer is extended, on the next day the NAV is calculated after the day to which the Cash Tender Offer is extended.

e. Neither the In-Kind Tender Offer nor the Cash Tender Offer (together, the "Tender Offers") shall provide for preferential treatment for any stockholders.

f. Each of the Tender Offers shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more, except for Small Lots as provided above.

g. Although IRL has committed to the Tender Offers under the circumstances set forth above, IRL will not commence a Tender Offer or accept tenders of IRL's shares of common stock during any period when (a) such transactions, if consummated, would: (i) result in the delisting of IRL's shares from the New York Stock Exchange or (ii) impair IRL's status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make IRL a taxable entity, causing IRL's income to be taxed at the fund level in addition to the taxation of stockholders who receive distributions from IRL); (b) there is any (i) legal or regulatory action or proceeding instituted or threatened challenging such transaction, or (ii) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the Dublin Stock Exchange, or the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System; or (c) the Board of Trustees of IRL (the "Board") determines in good faith, upon written advice of counsel, that effecting any such transaction would constitute a breach of its fiduciary duty owed to IRL or its stockholders. In the event of a delay pursuant to any of clauses (a), (b) or (c) above, IRL will provide written notice to Karpus together with an analysis of the reason for such delay and reasonable support for such determination. IRL will commence any Tender Offer delayed by the pendency of any of the above described events within 15 days after the termination of such delaying event.

h. As soon as reasonably practicable following the date of this Agreement, IRL shall issue a press release (the "Announcement") with respect to the Tender Offers substantially in the form attached hereto as Exhibit A. If such Announcement is not made by June 28, 2016, this Agreement shall become void and shall have no further effect.

2. Karpus Obligations. Karpus agrees as follows:

a. Within one business day after IRL notifies Karpus that it has filed its application for the Exemptive Order with the SEC, Karpus shall vote, or shall direct to be voted, all shares of common stock of IRL over which Karpus, its affiliates or persons affiliated with Karpus have discretion or beneficial ownership "FOR" the approval of the New Advisory Agreement, and shall not revoke, or direct the revocation of, such vote.

b. With respect to matters presented at the 2017, 2018 and 2019 annual meetings of stockholders of IRL, or at any special meeting of stockholders of IRL called or held within three years from the date of this Agreement:

(ii)

i. Karpus shall vote, or shall direct to be voted, all shares of common stock of IRL over which Karpus, its affiliates or persons affiliated with Karpus have discretion or beneficial ownership in accordance with the Board recommendations, other than matters relating to a change in a fundamental investment policy as to which Karpus shall vote as it so determines;

ii. Karpus shall not solicit any proxies with respect to proposals submitted or to be submitted to IRL's stockholders, provided, however, that nothing in this Agreement may be interpreted as prohibiting Karpus from encouraging other stockholders to vote as recommended by the Board;

iii. Karpus shall refrain from granting a proxy with respect to shares of common stock of IRL other than to officers of, or other persons named as proxies by, IRL;

iv. Karpus shall refrain from executing any written consent with respect to IRL's shares of common stock other than as may be solicited by IRL or the Board;

v. Karpus shall refrain from seeking to exercise control or influence over the management or policies of IRL;

vi. Karpus shall refrain from, directly or indirectly, with respect to IRL:

A. proposing, or making any filing with respect to, any proposals or matters seeking the vote or consent of stockholders, or any proposals or matters for the consideration of the Board, including, but not limited to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving IRL, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the IRL's assets;

B. seeking the removal of any member of the Board; and

C. nominating any individuals for election to the Board or otherwise seeking appointment to or representation on the Board.

vii. Karpus shall conform with the following restrictions, with respect to IRL:

A. Karpus shall refrain from joining, creating or collaborating with any group of unaffiliated third parties concerning IRL, other than in accordance with the Board's recommendations;

B. Karpus shall refrain from threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the Board, IRL, Kleinwort Benson Investors International Ltd. ("KBI"), or any of their officers, directors, agents or affiliates, other than for alleged violations of this Agreement; and

C. Karpus shall refrain from providing any advice, aid or encouragement that is designed to do indirectly or to urge others, to do things that Karpus has agreed not to do in the Agreement with respect to IRL, including, but not limited to:

1. putting forward shareholder proposals or director nominations;

2. voting against any matter recommended by the Board; or

3. threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the Board, IRL, KBI, or any of their officers, directors, agents or affiliates.

(iii)

c. Karpus shall not purchase or obtain control over any additional securities issued by IRL until the date on which the Announcement is published. Nothing in this Agreement shall prevent Karpus from purchasing or selling shares of IRL after that date, provided, however, that all shares held by Karpus will be voted in accordance with the recommendations of the Board on any matters submitted to a vote of shareholders at an annual or special meeting.

3. Responsibility for Representatives. Each Party shall take all measures practicable to prevent its present and future officers, directors, partners, employees, representatives and affiliated persons from engaging in conduct otherwise prohibited by this Agreement.

4. No Disparagement. Each Party hereto, and their respective officers and directors, shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage or impugn the reputation of any other Party, their affiliates, their representatives, or any of the members of the Board provided, however, any statements regarding IRL's operational or stock price performance or any strategy, plans, or proposals of IRL not supported by Karpus ("Opposition Statements") shall not be deemed to be a breach of this Section 4; provided, further, that if any Opposition Statement is made by Karpus, IRL shall be permitted to publicly respond with a statement similar in scope to any such Opposition Statement. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

5. Notices. Any notices and other communications hereunder shall be delivered by email or facsimile, with a copy by personal delivery, overnight delivery or ordinary mail, directed as follows:
To IRL, by delivery to:
The New Ireland Fund, Inc.
c/o Kleinwort Bensin Investors International Ltd.
One Boston Place
201 Washington Street
Boston, Massachusets 02108
Email: lelia.long@kbinvestors.com
with a copy to:
Rose F. DiMartino
Elliot J. Gluck
Willkie Farr & Gallagher LLP
787 Seventh Avenue
 New York, New York 10019
To Karpus, by delivery to:
Attention: Daniel Lippincott
Karpus Management, Inc.
183 Sully's Trail
Pittsford, New York 14534
Telephone: (585) 586-4680
Facsimile: (585) 586-4315
Email: daniel@karpus.com

(iv)

With a copy to:

Adam W. Finerman
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Telephone: (212) 451-2289
Facsimile: (212) 451-2222
Email: afinerman@olshanlaw.com

6. Damages; Injunctive Relief. In the event of breach or threatened breach of this Agreement, each Party shall be entitled to seek injunctive and other equitable relief without proof of actual damages in addition to any other remedies as may be available at law or in equity. Each Party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to either party at law or in equity.

7. No Assignment. This Agreement shall be binding upon the Parties and, except as otherwise provided herein, upon their respective legal successors. No Party may assign this Agreement without the prior written consent of each other Party and any such attempted assignment shall be void.

8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles, and all claims relating to this Agreement shall be heard and determined in New York State.

9. Jurisdiction. The Parties agree that the venue for any action brought under this Agreement shall be the United States District Court for the Southern District of New York or, if that court lacks subject matter jurisdiction, any state court sitting in the City and County of New York.

10. Term and Termination. This Agreement shall remain in effect until the earliest of the following:

a. Three years from the effective date of this Agreement; or

b. such other date as the Parties may agree in writing.

Sections 5 through 9, and 11 shall survive any such termination.

11. Entire Agreement; Modification; Invalidity; No Waiver. This Agreement constitutes the entire agreement between the Parties regarding the subject matter hereof. No representations, warranties, or inducements have been made by any Party concerning this Agreement other than those contained and memorialized herein. No amendments, changes or modifications may be made to this Agreement without the express written consent of each of the Parties. If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. No failure or delay by a Party in exercising any right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder. No waiver, express or implied, by any Party of any breach or default by any other Party in the performance by the other Party of its obligations under this Agreement shall be deemed or construed to be a waiver of any other breach or default, whether prior, subsequent, or contemporaneous, under this Agreement. Any waiver must be in writing and executed by the Party against whom the waiver is sought to be charged.

12. Counterparts. This Agreement may be executed in counterparts each of which shall be deemed an original, and when taken together all such counterparts shall be deemed to constitute one and the same document.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.

(v)

/s/ Daniel L. Lippincott
Karpus Management, Inc.
By: Daniel L.Lippincott
 Title: Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ Lelia Long
The New Ireland Fund, Inc.
By: Lelia Long
 Title: Treasurer

(vi)